UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces

Second Quarter 2026 Results

Lima, Peru, July 30, 2026 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q26) ended June 30, 2026. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2026 Highlights:

•	Gold production increased by 12% year-over-year (YoY) primarily driven by the ramp-up at San Gabriel. Consolidated silver production increased by 2% YoY, primarily reflecting higher production at Yumpag. Lead and zinc production decreased by 19% and 5% YoY, respectively, primarily due to lower grades at Tambomayo. Copper production increased by 2% YoY, reflecting stable production at El Brocal.
•	2Q26 EBITDA from direct operations was US$ 277.1 million, compared with US$ 130.1 million reported in 2Q25. 6M26 EBITDA from direct operations was US$ 663.4 million, compared to US$ 256.4 million reported in the first six months of 2025.
•	2Q26 net income was US$ 260.6 million, compared with US$ 98.2 million reported in 2025. Net income for the first six months of 2026 was US$ 557.0 million, compared with US$ 245.2 million in net income for the first six months of 2025.
•	San Gabriel continued to ramp-up during 2Q26. During the quarter, processed tonnage was constrained by tailings-management challenges, particularly at the tailings filtration plant. The Company began reporting sales volumes from San Gabriel in 2Q26.
•	On July 10, 2026, subsequent to quarter-end, the Company received approval to increase the mining rate at Yumpag to 1,200 from 1,000 tonnes per day.
•	Buenaventura's cash position totaled US$ 758.9 million as of June 30, 2026. The Company reported net debt of negative US$ 66.6 million, representing a net cash position and a leverage ratio of -0.05x. The Company reduced the outstanding balance of the financial lease held by Huanza, the Group's power generation subsidiary, from US$63.0 million to US$50.0 million, with the remaining balance to be amortized through 2031.
•	On July 24, 2026, following the quarter-end, Buenaventura received US$ 117.5 million in dividends from its ownership interest in Cerro Verde. Total dividends received year-to-date in 2026 were US$274.1 million.

Financial Highlights (in millions of US$, excluding EPS):

	2Q26	2Q25	Var	6M26	6M25	Var
Total Revenues	529.0	369.5	43%	1,153.6	677.2	70%
Operating Income	222.2	87.9	153%	551.5	181.7	203%
EBITDA Direct Operations	277.1	130.1	113%	663.4	256.4	159%
EBITDA Including Affiliates	492.8	240.7	105%	1,071.6	491.8	118%
Net Income (1)	237.4	91.3	160%	514.0	231.4	122%
EPS (2)	0.93	0.36	160%	2.02	0.91	122%

(1)	Net Income attributable to owners of the parent.
(2)	Weighted average number of shares outstanding for the period ending June 30, 2026: 253,986,867.

For a full version of Compañía de Minas Buenaventura Second Quarter 2026 Earnings Release, please visit: https://buenaventura.com/informes-y-reportes

CONFERENCE CALL INFORMATION:

Compañia de Minas Buenaventura will host a conference call on Friday, July 31, 2026, to discuss these results at 11:00 am Eastern Time / 10:00 a.m. Lima Time.

To participate in the conference call, please dial:

Toll-Free US:

+1 844 481 2914

Toll International:

+1 412 317 0697

Passcode:

Please ask to be joined into the Compañía de Minas Buenaventura’s call.

Live Webcast: Click here

If you would prefer to receive a call rather than dial-in, please use the following link 10-15 minutes prior to the conference call start time:

Call Me Link: Click Here

Passcode: 6542343

Participants who do not wish to be interrupted to have their information gathered may have Chorus Call dial out to them by clicking on the above link, filling in the information, and pressing the green phone button at the bottom. The phone number provided will be automatically called and connected to the conference without any interruption to the participant. (Please note: Participants will be joined directly to the conference and will hear hold music until the call begins. No confirmation message will be played when joined.)

Company Description

Compañia de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2024 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts in Lima:

Daniel Dominguez, Chief Financial Officer

(511) 419 2540

Sebastián Valencia, Head of Investor Relations

(511) 419 2591 / sebastian.valencia@buenaventura.pe

Contact in NY:

Barbara Cano

(646) 452 2334

barbara@inspirgroup.com

Company Website: https://buenaventura.com/en/inversionista/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 30, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer